Mail Stop 5546

April 18, 2008

Via U.S. Mail and Facsimile (011-52-55-1944-8768)

Jesus Reyes Heroles Gonzalez Garza
Chief Executive Officer
Petroleos Mexicanos
Avenida Marina Nacional No. 329
Colonia Huasteca, Mexico, D.F. 11311
Mexico

> **Re: Petroleos Mexicanos**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed July 2, 2007**
> **File No. 0-00099**
> **Response Letter Dated April 11, 2008**

Dear Mr. Garza:

      We refer you to our comment letter dated March 28, 2008 regarding business contacts with Iran. We have completed our review of this subject matter and have no further comments at this time.

      Sincerely,

      Cecilia Blye, Chief
      Office of Global Security Risk

cc: Roger Schwall
      Assistant Director
      Division of Corporation Finance